

SANCES LAW, P.C.
Martin Sances
California Bar # 175779
martin@sanceslaw.com

September 20, 2023

David Gessert and Eric Envall
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Via email to: cffinance@sec.gov

Re: Request for Withdrawal

To the Division of Corporation Finance:

I am acting as counsel to US CAPITAL GLOBAL LENDING, LLC (the "Company") and authorized to act on their behalf. I discussed with David Gessert, that the Company wishes to withdraw  the 1-A filing with File# 024-11800  because of a change in market conditions such that the securities will not be offered. None of the securities that are the subject of the amended  offering statement have been sold and such offering statement is not the subject of a proceeding under Rule 258.

Please let me know if you need anything further in regard to this request.

Martin Sances, Esq.